

Mail Stop 3561

April 3, 2018

William H. Spence
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179

> **Re:** **PPL Corporation**
> **PPL Electric Utilities Corporation**
> **LG&E and KU Energy LLC**
> **Louisville Gas and Electric Company**
> **Kentucky Utilities Company**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File Nos. 1-11459, 1-905, 333-173665, 1-2893, 1-3464**

Dear Mr. Spence:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Earnings from Ongoing Operations, page 51

1. Adjustments to arrive at a non-GAAP performance measure should be presented as a separate adjustment and clearly explained. Please refer to question 102.11 of our Compliance and Disclosure Interpretations; Non-GGAP Financial Measures. Please revise future filings accordingly.

Changes in Margin, page 53

2. Gross margins appear to represent a non-GAAP financial measure. Please tell us why you believe that gross margin is presented in accordance with GAAP. If gross margin is a non-GAAP financial measure, please provide a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated and presented in accordance with GAAP and the other disclosures required by Item 10(e) of Regulation S-K. Also, the use of titles or descriptions of non-GAAP financial measures should not be the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please refer to Item 10(e) of Regulation S-K. Please revise the title of this non-GAAP financial measure in future filings.

Financial Statements

5. Income and Other Taxes

Unrecognized Tax Benefits, page 165

3. Please tell what consideration you gave to disclosing the information required by ASC 740-10-50-15 and 15A.

13. Commitments and Contingencies

Legal Matters, page 210

4. We note that you are unable to predict the outcome of the Cane Run Environmental Claims or the E.W. Brown Environmental Claims. Please tell us what consideration you gave to disclosing an estimate of the possible loss or range of loss for these matters or that such an estimate cannot be made.   Please refer to ASC450-30-50-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products